FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO. 333-159167

The GC NET LEASE REIT, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 26, 2010

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009 and Supplement No. 1 dated December 16, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the deferral of our REIT election until our taxable year ending December 31, 2010;

•	an amendment to our Advisory Agreement; and

•	certain revisions to our prospectus.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on November 6, 2009. Through February 26, 2010, we have received aggregate gross offering proceeds of approximately $1.6 million from the sale of approximately 160,000 shares in our initial public offering. As of February 26, 2010, approximately 82.34 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

Through February 26, 2010, we have received aggregate gross offering proceeds of approximately $3.9 million from the sale of shares in our initial public offering and our private offering, which commenced on February 20, 2009 and was terminated on November 6, 2009 in connection with the commencement of our initial public offering.

Our REIT Election

We do not currently have 100 stockholders, and five or fewer individuals currently own more than 50% of our common stock. Therefore, we are not eligible to elect REIT status for the taxable year ended December 31, 2009. Since we were not profitable in 2009, and our stockholders would not be negatively affected from a tax perspective, our board of directors determined that it is appropriate for us to defer our REIT election until our taxable year ending December 31, 2010. Each statement in our prospectus to the effect that we intend to qualify and be taxed as a REIT for federal income tax purposes not later than our taxable year ending December 31, 2009 is hereby revised to state that we intend to qualify and be taxed as a REIT for federal income tax purposes not later than our taxable year ending December 31, 2010.

Amendment to Our Advisory Agreement

That certain Amended and Restated Advisory Agreement by and between us and our advisor dated November 6, 2009 (the “Advisory Agreement”) was amended on February 23, 2010 as follows:

•	The second sentence in Section 9.5 of the Advisory Agreement was restated as follows:

“The Subordinated Incentive Fee Due Upon Listing shall be due and payable to the Advisor no earlier than one hundred eighty (180) days after Listing (the “Valuation Date”) in the form of a non-interest bearing promissory note (the “Listing Fee Note”).”

•	The first sentence in Section 16.2 of the Advisory Agreement was restated as follows:

“Upon termination, unless such termination is by the Company because of a material breach of this Advisory Agreement by the Advisor as a result of willful or intentional misconduct or bad faith on behalf of the Advisor, the Advisor shall be entitled to receive from the Company the Subordinated Performance Fee Due Upon Termination payable in the form of a non-interest bearing promissory note (the “Performance Fee Note”).”

Revisions to the Prospectus

Revision to Cover Page Risk Factor

The fifth risk factor on the cover page of the prospectus is hereby restated as follows:

•	“Payment of substantial fees to our advisor and its affiliates will reduce cash available for investment and distribution.”

Revision to Special State Suitability Standards

The list of special state suitability standards in the “Suitability Standards” section on page i of the prospectus is hereby restated as follows:

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“For Kansas Residents – It is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

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For Alabama and Ohio Residents – Shares will only be sold to residents of the States of Alabama and Ohio representing that they have a liquid net worth of at least ten times their investment in us and affiliates of us and our sponsor and that they meet one of our suitability standards.

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For Kentucky, Massachusetts, Michigan, Missouri, Nebraska, Oklahoma, Oregon and Pennsylvania Residents – Shares will only be sold to residents of the States of Kentucky, Massachusetts, Michigan, Missouri, Nebraska, Oklahoma, Oregon and Pennsylvania representing that they have a liquid net worth of at least ten times their investment in our shares and that they meet one of our suitability standards.

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For Iowa Residents – Shares will only be sold to residents of the State of Iowa representing that they have a liquid net worth of at least ten times their investment in our shares and have a minimum net worth of $100,000 and annual income of $70,000, or, in the alternative, a net worth of $350,000.

•	For Tennessee Residents – Investment by Tennessee residents must not exceed 10% of their liquid net worth.”

Revision to Risks Related to Conflicts of Interest Risk Factor

The first risk factor in the “Risk Factors – Risks Related to Conflicts of Interest” section on page 21 of the prospectus is revised to read as follows:

“Our advisor and its officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer.

Our advisor and its officers and certain of our key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors of 18 other real estate programs, including nine programs having investment objectives and legal and financial obligations similar to ours, and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate, which may constitute a breach of their fiduciary duties to us. If this occurs, the returns on your investment may suffer.”

Removal of Description of Distribution Equivalent Rights

All references to distribution equivalent rights, including the description of distribution equivalent rights in the “Management – Employee and Director Long-Term Incentive Plan – Distribution Equivalent Rights” section on page 67, are hereby removed from the prospectus.

Revisions to Description of the Advisory Agreement and Certain Fees Thereunder

The first full paragraph on page 71 in the “Management – The Advisory Agreement” section of our prospectus is hereby restated as follows:

“The term of the advisory agreement will end on its first anniversary and may be renewed for an unlimited number of successive one-year periods. However, a majority of our independent directors must approve the advisory agreement and the fees thereunder annually prior to any renewal, and the criteria for such renewal shall be set forth in the applicable meeting minutes. Additionally, either party may terminate the advisory agreement without penalty upon 60 days’ written notice. Upon a termination of the advisory agreement, unless such termination is made by us because of a material breach of the advisory agreement by our advisor as a result of willful or intentional misconduct or bad faith on behalf of our advisor, we may be required to pay our advisor substantial fees in the form of a subordinated performance fee due upon termination. See the “Management Compensation” section of this prospectus for a detailed discussion of the subordinated performance fee due upon termination of the advisory agreement. If we elect to terminate the agreement, we will be required to obtain the approval of a majority of our independent directors. In the event of the termination of our advisory agreement, our advisor will be required to cooperate with us and take all reasonable steps requested by us to assist our board in making an orderly transition of the advisory function.”

The first paragraph in the in the “Determination of Amount” column describing the Subordinated Performance Fee Due Upon Termination of the Advisory Agreement in the “Management Compensation” section on page 78 of the prospectus is hereby restated as follows:

“If we terminate the advisory agreement for any reason other than a material breach by our advisor as a result of willful or intentional misconduct or bad faith on behalf of our advisor or we fail to offer a renewal to our advisor, or our advisor terminates the advisory agreement because of a material breach by us, the advisor will be entitled to a subordinated performance fee in accordance with the schedule below. The subordinated performance fee is based on the excess of the appraised value of our assets less liabilities secured by our assets plus the amount of all prior distributions we have paid through the termination date over the sum of stockholders’ invested capital plus total distributions required to be made to the stockholders in order to pay the stockholders a certain percentage (as defined below) cumulative, non-compounded annual return from inception through the termination date.”

The last paragraph in the in the “Determination of Amount” column describing the Subordinated Performance Fee Due Upon Termination of the Advisory Agreement in the “Management Compensation” section on page 79 of the prospectus is hereby restated as follows:

“This subordinated performance fee will be paid in the form of a non-interest bearing promissory note. Payment of this note will be deferred until we receive net proceeds from the sale or refinancing of properties held at the termination date. If the promissory note has not been paid in full within three years from the termination date, then our advisor may elect to convert the balance of the fee into shares of our common stock.”

The last paragraph in the in the “Determination of Amount” column describing the Subordinated Incentive Listing Fee in the “Management Compensation” section on pages 79-80 of the prospectus is hereby restated as follows:

“This subordinated incentive listing fee will be paid in the form of a non-interest bearing promissory note. Payment of this note will be deferred until we receive net proceeds from the sale or refinancing of properties held after the listing date. If the promissory note has not been paid in full within three years from the listing date, then the advisor may elect to convert the balance of the fee into shares of our common stock.”

Revision to Description of Subscription Agreement

The third bullet point in the first paragraph of the description of the subscription agreement contained in the “Plan of Distribution – Subscription Procedures – Subscription Agreement” section on page 157 of the prospectus is hereby restated as follows:

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“you meet the minimum income, net worth and higher suitability standards imposed by your state of primary residence, if applicable, as described in the “Suitability Standards” section of the prospectus; . . .”

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